Exhibit 99.1

Copa Holdings Reports Financial Results for the Third Quarter of 2022

Panama City, Panama --- November 16, 2022.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2022 (3Q22). The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2019 (3Q19) (which the Company believes are more relevant than year-over-year comparisons due to the significant impact of the COVID-19 pandemic in 2020 and 2021).

OPERATING AND FINANCIAL HIGHLIGHTS

▪

Copa Holdings reported a net profit of US$115.9 million for the quarter or US$2.93 per share, as compared to a net profit of US$104.0 million or earnings per share of US$2.45 in 3Q19. Excluding special items, comprised of an unrealized mark-to-market net gain of US$0.9 million related to the Company’s convertible notes as well as changes in the value of financial investments, the Company would have reported a net profit of US$115.1 million or US$2.91 per share.

▪

Copa Holdings reported an operating profit of US$143.7 million for the quarter and a 17.8% operating margin, compared to an operating profit of US$132.9 million and an operating margin of 18.8% in 3Q19.

▪

Total revenues for 3Q22 increased 14.3% to US$809.4 million, as compared to 3Q19 revenues. Yields increased 12.1% to 14.1 cents and revenue per available seat mile (RASM) increased 15.0% to 12.8 cents.

▪

Operating cost per available seat mile (CASM) increased 16.4% from 9.0 cents in 3Q19 to 10.5 cents in 3Q22, driven by higher fuel prices. CASM excluding fuel (Ex-fuel CASM) decreased 5.3% in the quarter to 5.9 cents, as compared to 3Q19.

▪

Passenger traffic, measured in terms of revenue passenger mile (RPMs), increased by 0.8% compared to 3Q19, while capacity (ASMs) decreased by 0.6%. As a result, load factors for the quarter increased by 1.2 percentage points to 86.8%.

▪	During the quarter, the Company started operations in one new route — Felipe Angeles International Airport in Mexico City.
▪	The Company ended the quarter with approximately US$1.1 billion in cash, short-term and long-term investments, which represents 42% of the last twelve months’ revenues.
▪	The Company closed the quarter with total debt, including lease liabilities, of US$1.7 billion.
▪

During the quarter, the Company took delivery of one Boeing 737 MAX 9 aircraft, ending the quarter with a consolidated fleet of 95 aircraft – 67 Boeing 737-800s, 18 Boeing 737 MAX 9s, 9 Boeing 737-700s, and     1 Boeing 737-800 freighter, compared to a fleet of 102 aircraft prior to the COVID-19 pandemic.

▪	Copa Airlines had an on-time performance for the quarter of 86.6% and a flight completion factor of 99.5%.

Subsequent Events

▪	In October, the Company took delivery of one Boeing 737 MAX 9 and expects to receive one additional aircraft in November, to end the year with a total fleet of 97 aircraft.
▪

In October, Copa Airlines was recognized by Skytrax – for the seventh consecutive year – as the “Best Airline in Central America and the Caribbean” and as the “Best Airline Staff in Central America and the Caribbean.”

Consolidated Financial & Operating Highlights	3Q22	3Q19 (3)	Variance vs. 3Q19	2Q22	Variance vs. 2Q22
Revenue Passengers Carried (000s)	2,755	2,703	1.9%	2,481	11.1%
Revenue Passengers OnBoard (000s)	4,190	3,946	6.2%	3,796	10.4%
RPMs (millions)	5,508	5,466	0.8%	5,047	9.1%
ASMs (millions)	6,344	6,383	-0.6%	5,955	6.5%
Load Factor	86.8%	85.6%	1.2 p.p.	84.8%	2.1 p.p.
Yield (US$ Cents)	14.1	12.5	12.1%	13.0	8.0%
PRASM (US$ Cents)	12.2	10.7	13.7%	11.0	10.6%
RASM (US$ Cents)	12.8	11.1	15.0%	11.6	9.6%
CASM (US$ Cents)	10.5	9.0	16.4%	10.9	-4.0%
CASM Excl. Fuel (US$ Cents)	5.9	6.2	-5.3%	6.0	-1.1%
Fuel Gallons Consumed (millions)	75.7	82.0	-7.7%	71.5	5.9%
Avg. Price Per Fuel Gallon (US$)	3.81	2.16	76.6%	4.14	-8.0%
Average Length of Haul (miles)	1,999	2,022	-1.1%	2,034	-1.7%
Average Stage Length (miles)	1,265	1,295	-2.3%	1,273	-0.7%
Departures	31,484	33,373	-5.7%	29,369	7.2%
Block Hours	102,027	109,614	-6.9%	95,315	7.0%
Average Aircraft Utilization (hours) (2)	11.8	11.5	3.0%	11.5	2.9%
Operating Revenues (US$ millions)	809.4	708.2	14.3%	693.4	16.7%
Operating Profit (Loss) (US$ millions)	143.7	132.9	8.1%	42.3	240.0%
Operating Margin	17.8%	18.8%	-1.0 p.p.	6.1%	11.7 p.p.
Net Profit (Loss) (US$ millions)	115.9	104.0	11.5%	124.1	-6.6%
Adjusted Net Profit (Loss) (US$ millions) (1)	115.1	104.0	10.7%	13.2	773.8%
Basic EPS (US$)	2.93	2.45	19.7%	3.01	-2.7%
Adjusted Basic EPS (US$) (1)	2.91	2.45	18.8%	0.32	809.6%
Shares for calculation of Basic EPS (000s)	39,589	42,487	-6.8%	41,212	-3.9%

(1)	Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.
(2)	Average Aircraft Utilization is calculated based on the Company’s active fleet, excluding aircraft in storage.
(3)	The Company believes that comparisons with 2019 are more relevant than year-over-year comparisons due to the significant impacts in 2020 and 2021 of the COVID-19 pandemic.

MANAGEMENT’S COMMENTS ON 3Q22 RESULTS

Despite the notable impact that higher jet fuel prices had on the Company’s operating costs, Copa Holdings delivered strong financial results for the third quarter. The fuel cost increase was offset by higher revenues and a lower ex-fuel CASM.

During the third quarter, the Company reported a net profit of US$115.9 million or US$2.93 per share. Excluding special items, comprised of an unrealized mark-to-market gain of US$1.6 million related to the Company’s convertible notes as well as an unrealized mark-to-market loss of US$0.7 million related to changes in the value of financial investments, the Company would have reported a net profit of US$115.1 million or US$2.91 per share.

Copa Holdings reported an operating profit of US$143.7 million, and an operating margin of 17.8% for the quarter, compared to an operating profit of US$132.9 million and an operating margin of 18.8% in 3Q19.

Capacity (ASMs) for 3Q22 decreased by 0.6% compared to 3Q19, while passenger traffic, measured in terms of revenue passenger mile (RPMs), increased by 0.8%. As a result, load factors for the quarter increased by 1.2 percentage points to 86.8%.

Total revenues for 3Q22 increased 14.3% to US$809.4 million, as compared to 3Q19. Passenger revenue for 3Q22 came in 13.0% higher than 3Q19, while cargo revenue was 80.2% higher. Yields increased 12.1% to 14.1 cents and revenue per available seat mile (RASM) increased 15.0% to 12.8 cents.

Unit cost (CASM) came in at 10.5 cents, an increase of 16.4% compared to 3Q19, driven by higher fuel costs. Excluding fuel, CASM came in at 5.9 cents, a 5.3% decrease when compared to 3Q19.

After the losses related to the Covid pandemic, we have seen a steady improvement in our financial results. Excluding special items, comprised of an unrealized mark-to-market net gain of US$102 million related to the Company’s convertible notes as well as changes in the value of financial investments, year-to-date the Company would have reported a net profit of US$157.7 million, compared to the US$244.3 million realized YTD 2019.

YTD Q3 Adjusted Results Progression 2019-2022

(USD Millions)	2019	2020	2021	2022
Q1-Q3 Adjusted Net Income (Loss)*	244.3	(411.0)	(40.5)	157.7

* - Only excluding mark-to-market effect of financial instruments

The Company ended the quarter with a cash balance of US$1.1 billion, which represents 42% of the last twelve months’ revenues.

The Company has a proven and very strong business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, low unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product, and cost competitiveness.

OUTLOOK FOR 4Q22 AND 2023

As a result of the current volatility in the economic environment, the Company will provide financial guidance only for the fourth quarter of 2022 and preliminary capacity guidance for 2023.

Mainly driven by a quarter-over-quarter increase in unit revenues, the Company expects an operating margin of approximately 22% for 4Q22, or 4 percentage points higher than 3Q22. The Company expects capacity in 4Q22 to reach approximately 6.5 billion ASMs or a 6% increase as compared to 4Q19 ASMs.

Financial Outlook	4Q22 Guidance	3Q22
Capacity (vs. 2019)	~6%	-0.6%
Operating Margin	~22%	17.8%

Factored into this outlook is a load factor of approximately 88%, Unit Revenues (RASM) of approximately 13.7 cents, unit costs excluding fuel (Ex-Fuel CASM) of approximately 6.0 cents, and an all-in fuel price of US$3.75 per gallon.

For the full year 2023, the Company expects to increase its capacity by approximately 15% versus 2022.

CONSOLIDATED THIRD-QUARTER RESULTS

Operating revenue

Consolidated revenue for 3Q22 totaled US$809.4 million, mainly driven by passenger revenue.

Passenger revenue totaled US$774.2 million, a 13.0% increase compared to the same period in 2019, mostly driven by 12.1% higher yields. The third-quarter results are mostly comprised of flown passenger ticket revenue, passenger-related ancillary revenue, and unredeemed ticket revenue.

Cargo and mail revenue totaled US$26.4 million, an 80.2% increase compared to the same period in 2019, related to higher cargo volumes and yields.

Other operating revenue totaled US$8.8 million, mainly revenues from non-air ConnectMiles partners.

Operating expenses

Fuel totaled US$291.5 million, an increase of 64.1% compared to the same period in 2019 with 7.7% fewer gallons consumed and a 76.6% higher effective fuel price.

Wages, salaries, benefits, and other employee expenses totaled US$96.6 million, representing a 14.8% decrease compared to the same period in 2019, mainly driven by a reduced headcount.

Passenger servicing totaled US$18.9 million, a decrease of 27.9% compared to the same period in 2019, because of a simplified onboard product offering.

Airport facilities and handling charges totaled US$49.8 million, an increase of 5.9% compared to the same period in 2019, mostly related to higher airport costs, mainly in the US.

Sales and distribution totaled US$60.7 million, an increase of 14.6% compared to the same period in 2019, due to higher sales compared to 3Q19.

Maintenance, materials, and repairs totaled US$23.6 million, a decrease of 23.0% compared to the same period in 2019, due to a reversal of US$7.2 million in the Company’s provision related to the return of leased aircraft. Excluding the US$7.2 million reversal, maintenance, materials, and repairs would have increased by 0.5% when compared to 3Q19, mainly due to more component repairs.

Depreciation and amortization totaled US$68.8 million, mostly comprised of owned and leased flight equipment, maintenance events and IT systems amortizations, a decrease of 5.6% compared to 3Q19, mainly due to lower aircraft lease rates.

Flight operations mostly related to overflight fees, totaled US$25.5 million, a decrease of 4.1% compared to the same period in 2019, driven by 5.7% fewer departures, partially offset by an increase in overflight fees due to fleet and route mix.

Other operating and administrative expenses totaled US$30.4 million, an increase of 8.3% versus 3Q19, mostly related to a higher quantity of leased spare engines.

Non-operating Income (Expense)

Consolidated non-operating income (expense) totaled (US$15.5) million.

Finance cost totaled (US$22.5) million, mostly comprised of convertible notes interest expenses of US$10.7 million, US$7.8 million related to loan interest and commission expenses, and US$1.2 million in interest charges related to operating leases.

Finance income totaled US$4.5 million in proceeds from investments.

Gain (loss) on foreign currency fluctuations totaled (US$3.3) million, mainly driven by the devaluation of the Brazilian real and the Colombian peso.

Net change in fair value of derivatives totaled a US$1.6 million unrealized mark-to-market gain related to the Company’s convertible notes.

Other non-operating income (expense) totaled US$4.2 million mostly due to the sale of two 737-700 airframes previously leased to a third party, partially offset by an unrealized mark-to-market loss of US$0.7 million related to changes in the value of financial investments.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)
	Unaudited	Unaudited	%	Unaudited	%
	3Q22	3Q19	Change	2Q22	Change
Operating Revenues
Passenger revenue	774,230	685,337	13.0%	656,943	17.9%
Cargo and mail revenue	26,400	14,647	80.2%	26,734	-1.2%
Other operating revenue	8,815	8,226	7.2%	9,718	-9.3%
Total Operating Revenue	809,445	708,210	14.3%	693,394	16.7%

Operating Expenses
Fuel	291,528	177,603	64.1%	295,952	-1.5%
Wages, salaries, benefits and other employees' expenses	96,612	113,398	-14.8%	88,995	8.6%
Passenger servicing	18,881	26,204	-27.9%	16,074	17.5%
Airport facilities and handling charges	49,783	47,022	5.9%	47,280	5.3%
Sales and distribution	60,712	52,980	14.6%	56,222	8.0%
Maintenance, materials and repairs	23,577	30,632	-23.0%	28,311	-16.7%
Depreciation and amortization	68,813	72,876	-5.6%	65,337	5.3%
Flight operations	25,483	26,572	-4.1%	24,068	5.9%
Other operating and administrative expenses	30,363	28,047	8.3%	28,894	5.1%
Total Operating Expense	665,752	575,334	15.7%	651,133	2.2%

Operating Profit/(Loss)	143,692	132,876	8.1%	42,261	240.0%

Non-operating Income (Expense):
Finance cost	(22,528)	(12,696)	77.4%	(21,270)	5.9%
Finance income	4,546	6,121	-25.7%	3,526	28.9%
Gain (loss) on foreign currency fluctuations	(3,335)	(9,641)	-65.4%	(6,834)	-51.2%
Net change in fair value of derivatives	1,575	-	-100.0%	113,670	-98.6%
Other non-operating income (expense)	4,230	(350)	-1307.8%	(2,717)	-255.7%
Total Non-Operating Income/(Expense)	(15,513)	(16,567)	-6.4%	86,375	-118.0%

Profit before taxes	128,179	116,309	10.2%	128,636	-0.4%

Income tax expense	(12,241)	(12,332)	-0.7%	(4,560)	168.4%

Net Profit/(Loss)	115,939	103,978	11.5%	124,076	-6.6%

EPS
Basic	2.93	2.45	19.7%	3.01	-2.7%

Shares used for calculation:
Basic	39,588,984	42,487,355	-6.8%	41,211,540	-3.9%

Copa Holdings, S. A. and subsidiaries
Consolidated statement of financial position
(US$ Thousands)
	September 2022	December 2021
ASSETS	(Unaudited)
Cash and cash equivalents	198,744	211,081
Short-term investments	752,812	806,340
Total cash, cash equivalents and short-term investments	951,557	1,017,421
		-
Accounts receivable, net	155,571	90,618
Accounts receivable from related parties	2,159	1,832
Expendable parts and supplies, net	91,986	74,778
Prepaid expenses	45,418	31,148
Prepaid income tax	19,573	16,938
Other current assets	9,533	6,054
	324,240	221,368
TOTAL CURRENT ASSETS	1,275,797	1,238,789

Long-term investments	168,114	199,670
Long-term prepaid expenses	11,987	6,727
Property and equipment, net	2,855,422	2,512,704
Right of use assets	186,887	166,328
Intangible, net	77,061	81,749
Deferred tax assets	30,941	28,196
Other Non-Current Assets	16,319	14,098
TOTAL NON-CURRENT ASSETS	3,346,731	3,009,472

TOTAL ASSETS	4,622,529	4,248,261

LIABILITIES
Loans and borrowings	199,437	196,602
Current portion of lease liability	77,418	73,917
Accounts payable	148,469	112,596
Accounts payable to related parties	10,667	7,948
Air traffic liability	736,581	557,331
Frequent flyer deferred revenue	105,914	95,114
Taxes Payable	46,124	32,600
Employee benefits obligations	34,883	32,767
Income tax payable	14,569	3,835
Other Current Liabilities	819	786
TOTAL CURRENT LIABILITIES	1,374,881	1,113,496

Loans and borrowings long-term	1,323,182	1,229,031
Lease Liability	117,213	104,734
Net Defined Benefit Liability	7,043	7,670
Derivative financial instruments	159,845	268,338
Deferred tax Liabilities	23,853	18,782
Other long - term liabilities	220,941	206,813
TOTAL NON-CURRENT LIABILITIES	1,852,077	1,835,368

TOTAL LIABILITIES	3,226,958	2,948,864

EQUITY		-
Class A - 34,033,575 issued and 28,477,704 outstanding	21,327	21,289
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	102,208	98,348
Treasury Stock	(344,541)	(176,902)
Retained Earnings	1,367,868	1,324,022
Net profit	259,773	43,844
Other comprehensive loss	(18,531)	(18,670)

TOTAL EQUITY	1,395,570	1,299,397
TOTAL EQUITY LIABILITIES	4,622,529	4,248,261

Copa Holdings, S. A. and subsidiaries
Consolidated Statement of Cash Flows
For the nine months ended September 30,
(In US$ thousands)
	2022	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from (used in) operating activities	543,471	263,252	(75,298)
Cash flow used in investing activities	(387,334)	(140,844)	(2,333)
Cash flow (used in) from financing activities	(168,474)	48,758	141,162
Net (decrease) increase in cash and cash equivalents	(12,337)	171,166	63,531
Cash and cash equivalents at January 1	211,081	119,065	158,732
Cash and cash equivalents at September 30	$198,744	$290,231	$222,263

Short-term investments	752,812	901,645	644,137
Long-term investments	168,114	96,956	139,503
Total cash and cash equivalents and investments at September 30	$1,119,670	$1,288,832	$1,005,903

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Operating Profit, Adjusted Net Profit, Adjusted Basic EPS, and Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit
and Adjusted Net Profit	3Q22	3Q21	2Q22	3Q19

Operating Profit as Reported	$143,692	$59,010	$42,261	$132,876
Subtract: Unredeemed Ticket Revenue provision reversal		$10,395
Adjusted Operating Profit	$143,692	$48,615	$42,261	$132,876

Net Profit as Reported	$115,939	$8,242	$124,076	$103,978
Subtract: Unredeemed Ticket Revenue provision reversal		$10,395
Add: Net change in fair value of derivatives	$(1,575)	$32,092	$(113,670)
Add: Net change in fair value of financial investments	$699		$2,761
Adjusted Net Profit	$115,062	$29,939	$13,168	$103,978

Reconciliation of Adjusted Basic EPS	3Q22	3Q21	2Q22	3Q19

Adjusted Net Profit	$115,062	$(16,220)	$13,168	$103,978
Shares used for calculation of Basic EPS	39,589	42,651	41,212	42,487
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$2.91	$0.70	$0.32	$2.45

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	3Q22	3Q21	2Q22	3Q19

Operating Costs per ASM as Reported (in US$ Cents)	10.5	8.8	10.9	9.0
Aircraft Fuel Cost per ASM (in US$ Cents)	4.6	2.6	5.0	2.8
Operating Costs per ASM excluding fuel (in US$ Cents)	5.9	6.2	6.0	6.2